As filed with the Securities and Exchange Commission on October 19, 2005
Registration No. 333-127841

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CanArgo Energy Corporation
(Exact name of registrant as specified in its charter)

Delaware	91-0881481
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
P.O. Box 291, St Peter Port
Guernsey, GY1 3RR, British Isles
+(44) 1481 729 980
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Dr. David Robson
Chairman, President and Chief Executive Officer
P.O. Box 291, St Peter Port
Guernsey, GY1 3RR, British Isles
+(44) 1481 729 980
(Name, address, including zip code, and telephone number,
including area code of agent for service)

Please forward a copy of all correspondence to:
Peter A. Basilevsky, Esq.
Satterlee Stephens Burke & Burke LLP
11th Floor, 230 Park Avenue
New York, NY 10169
(212) 818-9200

      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED OCTOBER 19, 2005.
PROSPECTUS
CANARGO ENERGY CORPORATION
42,459,511 Shares of Common Stock
        This prospectus relates to the resale from time to time in one or more transactions of up to 42,459,511 shares of common stock of CanArgo Energy Corporation (“CanArgo”) by certain of our stockholders who received or have the right to receive their shares in private placements in connection with certain completed corporate transactions. Please refer to “Selling Stockholders” beginning on page 15.
      The prices at which the selling stockholders may sell their shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive the proceeds from the sale of the shares, although we will receive the proceeds from the exercise of certain issued warrants. All expenses of registration of the shares which may be offered hereby under the Securities Act of 1933, as amended (“Securities Act”) will be paid by us (other than underwriting discounts and selling commissions, and fees and expenses of advisors to any of the selling stockholders). See “Plan of Distribution” at page 21.
      Our common stock is traded on the American Stock Exchange and the Oslo Stock Exchange under the symbol “CNR”. The last reported sale price of our common stock on the American Stock Exchange Composite Transactions Tape on October 14, 2005 was $1.25 per share and on the Oslo Stock Exchange was Norwegian kroner (“NOK”) 8.13. On October 14, 2005, one U.S. dollar equaled NOK 6.51 as reported on www.oanda.com. All references herein to “$” refer to United States dollars.

       See “Risk Factors” beginning on page 6 to read about the risks you should consider carefully before buying shares of our common stock

       The selling stockholders and any broker-dealers, agents or underwriters that participate with them in the distribution of the common stock may be deemed underwriters, as that term is defined in the Securities Act, and any commissions received by them and any profit on the resale of the common stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act. Selling stockholders and persons participating in the offer and sale of their shares will be subject to the prospective delivery requirements of the Securities Act. The common stock may be offered and sold by the selling stockholders in one or more transactions through the facilities of any stock exchange on which the shares are then listed for trading, in the over-the-counter market or in negotiated transactions or a combination of these and other methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The common stock may be sold either (a) to a broker or dealer as principal for resale by such broker or dealer for its account pursuant to this prospectus (for example, in transactions with a market maker) or (b) in brokerage transactions, including transactions in which the broker solicits purchasers or (c) directly to third persons. See “Plan of Distribution” beginning on page 21.

      Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is •  , 2005

PROSPECTUS SUMMARY
      The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus and the information incorporated by reference herein carefully, including the “Risk Factors” section.
      Unless the context requires otherwise, the references to “we”, “us”, “our”, the “Company”, or “CanArgo” refer collectively to CanArgo Energy Corporation and its subsidiaries.
OIL AND GAS TERMS

When describing natural gas:	Mcf	=	thousand cubic feet
	MMcf	=	million cubic feet
	Bcf	=	billion cubic feet
When describing oil:	bbl	=	barrel
	Mbbls	=	thousand barrels
	MMbbls	=	million barrels
When comparing natural gas to oil:	6 Mcf of gas	=	1 bbl of oil equivalent
	Boe	=	barrel of oil equivalent
	Mboe	=	thousand barrels of oil equivalent
	MMboe	=	million barrels of oil equivalent
ABOUT CANARGO
      We are an independent oil and gas exploration and production company incorporated with limited liability under the laws of the State of Delaware, U.S.A., headquartered in St Peter Port, Guernsey, British Isles, but not regulated in Guernsey, operating in countries which were a part of the former Soviet Union. We operate and carry out our activities as a holding company through a number of operating subsidiaries and associated or affiliated companies. Each of these operating companies is generally focused on one of our projects, and this structure assists in maintaining separate cost centers for these different projects.

      Our principal activities are oil and gas exploration, development and production, principally in the Republic of Georgia, and to a lesser extent in the Republic of Kazakhstan. We direct most of our efforts and resources to our exploration and appraisal program in Georgia, the development of the Ninotsminda Field in Georgia and appraisal and development of our Kyzyloy field area in Kazakhstan. Our management and technical staff have substantial experience in our areas of operation. Currently our principal product is crude oil, and the sale of crude oil is our principal source of revenue.
      Our oil and natural gas reserves and production have been derived principally through development of the Ninotsminda Field. We typically focus on properties that either offer us existing production as well as additional exploitation opportunities, or exploration prospects which management believes have significant potential. CanArgo has additional exploratory and developmental oil and gas properties and prospects in Georgia and owns interests in other oil and gas projects located in the former Soviet Union. The Company operates in a global market and has an insignificant market share in such market. We believe that our cash flow at current oil prices and current rates of production from operations and our financial resources, including the proceeds from our recent issue of Senior Secured Convertible Loan Notes (the “Senior Secured Notes”) of $24,450,000 net after expenses, as described in this prospectus, should provide us with the ability to complete our near term development program on the Ninotsminda Field, our planned appraisal program on the Manavi oil discovery, as well as our newly acquired Kyzyloy gas field and adjacent acreage in Kazakhstan.
      Our business strategy is focused on the following:

Further Development Of Existing Properties
      We intend to further develop our properties that have established oil and gas resources. We seek to add proved reserves and increase production through the use of advanced technologies, including detailed technical analysis of our properties, horizontal drilling, multilateral drilling, drilling new structures from existing locations and selectively recompleting existing wells. We also plan to drill step-out wells to expand known field limits.

Growth Through Exploitation And Exploration
      We conduct an active technology-driven exploitation and exploration program that is designed to complement our property acquisition and development drilling efforts with moderate to high-risk exploration projects that have greater reserve potential. We generate exploration prospects through the analysis and integration of geological and geophysical data and the interpretation of seismic data. We intend to manage our exploration expenditures through the optimal scheduling of our drilling program and, if considered appropriate, selectively reducing our participation in certain exploratory prospects through sales of interests to industry partners.

Pursuit Of Strategic Acquisitions
      We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects and seek to acquire operational control of properties that we believe have significant exploitation and exploration potential. We are especially focused on increasing our holdings in fields and basins from which we leverage existing infrastructure and resources.
      Our address is P.O. Box 291, St Peter Port, Guernsey, GY1 3RR, British Isles, and our telephone number is +(44) 1481 729 980.
THE OFFERING

Common stock offered by selling stockholders	Up to 42,459,511 shares, subject to anti-dilution adjustments. This number represents approximately 19.1% of our current outstanding stock and includes 27,777,772 shares of common stock to be issued upon conversion of the Senior Secured Notes, subject to adjustment; 2,000,000 shares issuable upon exercise of warrants issued in conjunction with, and 1,521,739 shares of common stock to be issued upon conversion of, an outstanding loan made in August 2004 by Mr. Salahi Ozturk; 11,000,000 shares of common stock issued in connection with an acquisition transaction, and 160,000 shares of common stock issued in connection with a consultancy agreement.

Common stock to be outstanding after the offering	Up to 254,172,794 shares.

Use of proceeds	We will not receive any proceeds from the sale of the common stock. We will however receive the proceeds from the exercise of the warrant issued to Mr. Ozturk. See “Use of Proceeds” for a complete description. We have agreed to pay all costs and expenses of this offering, including without limitation, all listing, legal, accounting, printing and registration fees, currently estimated at approximately $86,000 assuming the offer and sale of all the shares.

The American Stock Exchange symbol	CNR

The Oslo Stock Exchange symbol	CNR

      The above information is based on 222,573,283 shares of common stock outstanding as of October 14, 2005.
RECENT DEVELOPMENTS
      As a result of our efforts in 2004 to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules issued thereunder, we reported in our Form 10-K, as amended, for the fiscal year ended December 31, 2004 and in our Quarterly Reports on Form 10-Q, as amended, for the fiscal quarters ended March 31, 2005 and June 30, 2005 that we had identified material weaknesses listed below in the design or operation of internal control over financial reporting that required remediation and, if left unremedied, were reasonably likely to affect our ability to record, process, summarize and report financial data in a timely and accurate manner.

•	A number of the identified deficiencies that were symptomatic of and contributed to the overall material weakness relating to the financial statement close process fell within one of the following categories:

1. the lack of adequate review and supervision over the financial statement close process (which is primarily related to the lack of segregation of duties as a result of the Company’s limited number of personnel);

2. the lack of documentation of standard processes and policies to insure a consistent and accurate closing process;

3. too much dependence on the use of spreadsheets that are not properly protected from unauthorized access and/or errors in formulas used; and

4. the number of audit adjustments required to be recorded which were identified by the independent registered accountants.

•	A material weakness relating to lack of sufficient controls being in place to ensure adequate review of the application of generally accepted accounting principles relating to non-routine transactions, estimates and financial statement disclosures.
      Although as of October 14, 2005 the material weaknesses identified above had not been remediated, we, together with our consultants have been actively working to remedy the deficiencies described above, and have taken a number of appropriate remediation actions that have been identified in our Quarterly

Report on Form 10-Q, as amended, for the fiscal quarter ended June 30, 2005 (“June 30 10-Q”) and will be further described and updated in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005 and, if necessary, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. As described in the June 30 10-Q and continuing to date, the remediation efforts have generally involved the addition of staff, improvement in accounting and reporting processes and the improvement in, and adoption of new related controls.
      On July 25, 2005, we completed a private placement of $25 million in aggregate principal amount of our Senior Secured Convertible Loan Notes due July 25, 2009 (the “Senior Secured Notes”) with a group of private investors arranged by Ingalls & Snyder LLC of New York City pursuant to a Note Purchase Agreement of even date (the “Note Purchase Agreement”). The terms of the Note Purchase Agreement and related agreements are described in greater detail below in “Senior Secured Notes”. The Senior Secured Notes were issued in a transaction intended to qualify for an exemption from registration under the Securities Act afforded by Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder. The Senior Secured Notes are convertible into shares of Common Stock at a conversion price of $.90 per share subject to adjustment.
      On June 7, 2005, we made an offer to acquire 55% of the ordinary share capital of Tethys Petroleum Investments Limited, a Guernsey company, (“Tethys”) which was held by Provincial Securities Limited (“Provincial”) and Vando International Finance Limited (“Vando”) for 11,000,000 restricted shares of CanArgo common stock. On June 9, 2005, we completed the acquisition and issued 5,500,000 shares of CanArgo common stock to Provincial and 5,500,000 shares of CanArgo common stock to Vando in connection with this transaction. On June 7, 2005, the closing price of CanArgo common stock on the American Stock Exchange Transactions Tape was $0.76 giving the total consideration a market value of $8,360,000 for the 11 million shares. On completion of the acquisition, CanArgo held 100% of the ordinary share capital of Tethys through its subsidiary, CanArgo Limited, and Tethys became a wholly owned subsidiary of the Company. Tethys owns a controlling interest in BN Munai LLP which, in turn, owns the Production Contract for the Kyzyloy gas field and the Exploration Contract for the surrounding acreage in the Republic of Kazakhstan.
      On April 26, 2005 we signed a Promissory Note (the “Promissory Note”) with Cornell Capital Partners, L.P. (“Cornell”) whereby Cornell agreed to advance us the sum of $15,000,000. This amount and interest at a rate of 7.5% was payable in either cash or using proceeds of drawdowns under the Standby Equity Distribution Agreement with Cornell dated February 11, 2004 (“SEDA”), within 270 calendar days from the date of the Promissory Note.
      We issued Cornell notice to terminate the SEDA on July 25, 2005, effective on August 24, 2005 and the outstanding principal and accrued interest on the Promissory Note with Cornell dated April 26, 2005 was repaid in full in cash on August 1, 2005.
      On August 27, 2004, we entered into an agreement with Mr. Salahi Ozturk which amended an earlier loan agreement entered into in April 2004. Under the August agreement, Mr Ozturk agreed to advance us the sum of $1,050,000 including a corporate finance fee of $50,000 (the “Ozturk Convertible Loan”) repayable on August 28, 2006 (two years and one day from the date of draw down by the Company) unless it has previously been converted. Interest is payable at a rate of 7.5% per annum. The Ozturk Convertible Loan is convertible into shares of common stock (“Conversion Stock”) at a price of $0.69 per share, subject to customary anti-dilution adjustments, which was equivalent to a premium of 15% above the market price of $0.60 in effect when the agreement was reached. The Company has the option to force conversion of the Ozturk Convertible Loan if the Company’s share price exceeds $0.96 per share for a period of 20 consecutive trading days, and provided that the underlying shares have been registered for resale. No conversion is possible until August 27, 2005. Under the terms of the agreement, Mr. Ozturk was issued a warrant to subscribe for 2,000,000 shares of common stock at an exercise price of $0.63 per share, subject to customary anti-dilution adjustments (the “Ozturk Warrant”). The Ozturk Warrant expires on August 27, 2009. The Ozturk Warrant is transferable only to non-US persons and may only be exercised outside the US. The Ozturk Warrant, the shares of common stock issuable upon exercise of the

Ozturk Warrant and the shares of Conversion Stock are “restricted securities” as defined in Rule 144 under the Securities Act and the Ozturk Warrant was issued and the shares of common stock issuable upon exercise of the Ozturk Warrant and the shares of Conversion Stock will be issued in transactions intended to qualify for the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation S promulgated under the Act. Under the terms of the agreement, we undertook to use our best efforts to register for resale the Conversion Stock and the shares of our common stock issued upon exercise of the Ozturk Warrants if they are not freely tradeable and are restricted at the date of issue under the Securities. Such shares have included in the registration statement of which this prospectus forms a part.

RISK FACTORS
      An investment in our common stock is subject to significant risks and uncertainties which may result in a loss of all or a part of your investment. You should carefully consider the risks described below, as well as all other information contained or incorporated by reference in this prospectus and any applicable prospectus supplements, before investing in our common stock. The risks described below are not the only ones facing the Company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations and adversely affect the price of our shares.
Risks Associated with our Business

We Have Experienced Recurring Losses.
      For the fiscal years ended December 31, 2004, 2003, 2002, 2001, and 2000, we recorded net losses of $4,757,000, $7,322,000, $5,328,000, $13,218,000, and $2,151,000, respectively, and have an accumulated deficit of $104,866,000 as at December 31, 2004. The loss in 2003 included a writedown in our carrying value of the Bugruvativske Field in Ukraine of $4,790,000 to reflect the estimated recoverable amount from disposal, a write-off of the $1,275,000 debit balance in minority interest in Georgian American Oil Refinery (“GAOR”) due to a change in the intentions of our minority interest owner and plan to dispose of the asset, and a generator unit was impaired by $80,000 to reflect its fair value less cost to sell. Impairments of oil and gas properties, ventures and other assets in prior years include writedowns of $1,600,000 in 2002, $11,160,000 in 2001, and $0 in 2000. No assurance can be given, however, that we will not experience operating losses or additional writedowns in the future.

Our Ability To Pursue Our Activities Is Dependent On Our Ability To Generate Cash Flows.
      Our ability to continue to pursue our principal activities of acquiring interests in and developing oil and gas fields is dependent upon generating funds from internal sources, external sources and, ultimately, maintaining sufficient positive cash flows from operating activities. Our financial statements have been prepared on a basis which assumes that operating cash flows are realized and/or proceeds from additional financings and/or the sale of non-core assets are received to meet our cash flow needs. As a result of our recently concluded private placement of our Senior Secured Notes, and based upon the current level of operations, we believe that, coupled with our cash flow from operations as well as the possibility, if required, of obtaining third party participation in our projects, we will have adequate capital to meet our anticipated existing requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the next twelve months. However, development of the oil and gas properties and ventures in which we have interests involves multi-year efforts and substantial cash expenditures. Full development of these properties will require the availability of substantial funds from internal and/or external sources. Furthermore, unanticipated investment opportunities and operational difficulties may require unscheduled capital expenditures which may, in turn, require additional fund raising. No assurance can be given that we will be able to secure such funds or, if available, such funds can be obtained on commercially reasonable terms.

Our Current Operations Are Dependent On The Success Of Our Georgian Exploration Activities and Our Activities on The Ninotsminda Field.
      To date we have directed substantially all of our efforts and most of our available funds to the development of the Ninotsminda Field in the Kura Basin in the eastern part of the Republic of Georgia, appraisal of the Manavi oil discovery, and exploration in that area and some ancillary activities in the Kura Basin area. This decision is based on management’s assessment of the promise of the Kura Basin area. However, our focus on the Ninotsminda Field has over the past several years resulted in overall losses for us. We cannot assure investors that the exploration and development plans for the Ninotsminda Field will be successful. For example, the Ninotsminda Field may not produce sufficient quantities of oil and gas and at sufficient rates to justify the investment we have made and are planning to make in the Field, and we may not be able to produce the oil and gas at a sufficiently low cost or to market the oil and gas produced at a sufficiently high price to generate a positive cash flow and a profit. Furthermore, the maintenance of production levels from the Ninotsminda Field is subject to regular workover operations on the wells due to the friable nature of the reservoir and the need to remove sediment build-up from the production interval. Such operations will add additional costs and may not always be successful. In April 2004, we announced that we had concluded the acquisition of a 50% interest in Samgori (Block XIB) Production Sharing Contract (the “Samgori PSC”) in the Republic of Georgia. While management believes that this Production Sharing Contract area, which includes the Samgori, Patardzeuli and South Dome Oil Fields (collectively, the “Samgori Field”), could provide a significant opportunity for CanArgo, both for short-term oil development and for exploration upside, we cannot assure investors that the development and appraisal plans for the Samgori Field will be successful. Our Georgian exploration program, particularly in the Manavi and Norio areas, is an important factor for future success, and this program may not be successful, as it carries substantial risk. See “Our oil and gas activities involve risks, many of which are beyond our control” below for a description of a number of these potential risks and losses. In accordance with customary industry practices, we maintain insurance against some, but not all, of such risks and some, but not all, of such losses. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

Our Operation Of The Ninotsminda Field And Samgori Field Is Governed By Production Sharing Contracts Which May Be Subject To Certain Legal Uncertainties.
      Our principal business and assets are derived from production sharing contracts in the Republic of Georgia. The legislative and procedural regimes governing production sharing agreements and mineral use licenses in Georgia have undergone a series of changes in recent years resulting in certain legal uncertainties. Our production sharing agreements and mineral use licenses, entered into prior to the introduction in 1999 of a new Petroleum Law governing such agreements have not, as yet, been amended to reflect or ensure compliance with current legislation. As a result, despite references in the current legislation grandfathering the terms and conditions of our production sharing contracts, conflicts between the interpretation of our production sharing contracts and mineral use licenses and current legislation could arise. Such conflicts, if they arose, could cause an adverse effect on our rights under the production sharing contracts.

We May Encounter Difficulties In Enforcing Our Title To Our Properties.
      Since all of our oil and gas interests are currently held in countries where there is currently no private ownership of oil and gas in place, good title to our interests is dependent on the validity and enforceability of the governmental licenses and production sharing contracts and similar contractual arrangements that we enter into with government entities, either directly or indirectly. As is customary in such circumstances, we perform a minimal title investigation before acquiring our interests, which generally consists of conducting due diligence reviews and in certain circumstances securing written assurances from responsible government authorities or legal opinions. We believe that we have satisfactory title to such interests in accordance with standards generally accepted in the crude oil and natural gas industry in the areas in which we operate. Our interests in properties are subject to royalty interests, liens incident to operating agreements, liens for current taxes and other burdens, none of which we believe materially interferes with the use of, or affects the value of, such interests. However, as is discussed elsewhere, there is no assurance that our title to its interests will be enforceable in all circumstances due to the uncertain nature and predictability of the legal systems in some of the countries in which we operate.

We Will Require Additional Funds To Implement Our Long-Term Oil And Gas Development Plans.
      It will take many years and substantial cash expenditures to develop fully our oil and gas properties. We generally have the principal responsibility to provide financing for our oil and gas properties and ventures. Accordingly, we may need to raise additional funds from outside sources in order to pay for project development costs. We may not be able to obtain that additional financing. If adequate funds are not available, we will be required to scale back or even suspend our operations or such funds may only be available on commercially unattractive terms. The carrying value of the Ninotsminda Field may not be realized unless additional capital expenditures are incurred to develop the Field. Furthermore, additional funds will be required to pursue exploration activities on our existing undeveloped properties. While expected to be substantial, without further exploration work and evaluation the amount of funds needed to fully develop all of our oil and gas properties cannot at present be quantified.

We May Be Unable To Finance Our Oil And Gas Projects.
      Our long term ability to finance most of our present oil and gas projects and other ventures according to present plans is dependent upon obtaining additional funding. An inability to obtain financing in the future could require us to scale back or abandon part or all of our future project development, capital expenditure, production and other plans. The availability of equity or debt financing to us or to the entities that are developing projects in which we have interests is affected by many factors, including:

•	world and regional economic conditions;

•	the state of international relations;

•	the stability and the legal, regulatory, fiscal and tax policies of various governments in areas in which we have or intend to have operations;

•	fluctuations in the world and regional price of oil and gas and in interest rates;

•	the outlook for the oil and gas industry in general and in areas in which we have or intend to have operations; and

•	competition for funds from possible alternative investment projects.
Potential investors and lenders will be influenced by their evaluations of us and our projects, including their technical difficulty, and comparison with available alternative investment opportunities.

Our Operations May Be Subject To The Risk Of Political Instability, Civil Disturbance And Terrorism.
      Our principal oil and gas properties and activities are in the Republic of Georgia, which is located in the former Soviet Union. Operation and development of our assets are subject to a number of conditions endemic to former Soviet Union countries, including political instability. The present governmental arrangements in countries of the former Soviet Union in which we operate were established relatively recently, when they replaced communist regimes. If they fail to maintain the support of their citizens, other institutions, including a possible reversion to totalitarian forms of government, could replace these governments. As recent developments in Georgia have illustrated, the national governments in these countries often must deal, from time to time, with civil disturbances and unrest which may be based on religious, tribal and local and regional separatist considerations. Our operations typically involve joint ventures or other participatory arrangements with the national government or state-owned companies. The production sharing contracts covering the Ninotsminda and Samgori Fields are examples of such arrangements. As a result of such dependency on government participants, our operations could be adversely affected by political instability, terrorism, changes in government institutions, personnel, policies or legislation, or shifts in political power. There is also the risk that governments could seek to nationalize, expropriate or otherwise take over our oil and gas properties either directly or through the enactment of laws and regulations which have an economically confiscatory result. We are not insured against political or terrorism risks because management deems the premium costs of such insurance to be currently prohibitively expensive.

We Face The Risk Of Social, Economic And Legal Instability In The Countries In Which We Operate.
      The political institutions of the countries that were a part of the former Soviet Union have recently become more fragmented, and the economic institutions of these countries have recently converted to a market economy from a planned economy. New laws have recently been introduced, and the legal and regulatory regimes in such regions may be vague, containing gaps and inconsistencies, and are subject to amendment. Application and enforceability of these laws may also vary widely from region to region within these countries. Due to this instability, former Soviet Union countries are subject to certain additional risks including the uncertainty as to the enforceability of contracts. Social, economic and legal instability have accompanied these changes due to many factors which include:

•	low standards of living;

•	high unemployment;

•	under-developed and changing legal and social institutions; and

•	conflicts within and with neighboring countries.
This instability could make continued operations difficult or impossible. The Republic of Georgia has recently democratically elected a new President following a popular revolt against the previous administration in November 2003 and has successfully quelled a potential separatist uprising in one of its regions. Although the new administration has made public statements supporting foreign investment in the Republic of Georgia, and specific written support for our activities, there can be no guarantee that this will continue, or that these changes will not have an adverse affect on our operations. There are also some separatist areas within the Republic of Georgia that may cause instability and potentially affect our activities.

We Face An Inadequate Or Deteriorating Infrastructure In The Countries In Which We Operate.
      Countries in the former Soviet Union often either have underdeveloped infrastructures or, as a result of shortages of resources, have permitted infrastructure improvements to deteriorate. The lack of necessary infrastructure improvements can adversely affect operations. For example, we have, in the past, suspended drilling and testing procedures due to the lack of a reliable power supply.

We May Encounter Currency Risks In The Countries In Which We Operate.
      Payment for oil and gas products sold in former Soviet Union countries may be in local currencies. Although we currently sell our oil principally for U.S. dollars, we may not be able to continue to demand payment in hard currencies in the future. Most former Soviet Union country currencies are presently convertible into U.S. dollars, but there is no assurance that such convertibility will continue. Even if currencies are convertible, the rate at which they convert into U.S. dollars is subject to fluctuation. In addition, the ability to transfer currencies into or out of former Soviet Union countries may be restricted or limited in the future. We may enter into contracts with suppliers in former Soviet Union countries to purchase goods and services in U.S. dollars. We may also obtain from lenders credit facilities or other debt denominated in U.S. dollars. If we cannot receive payment for oil and oil products in U.S. dollars and the value of the local currency relative to the U.S. dollar deteriorates, we could face significant negative changes in working capital.

We May Encounter Tax Risks In The Countries In Which We Operate.
      Countries may add to or amend existing taxation policies in reaction to economic conditions including state budgetary and revenue shortfalls. Since we are dependent on international operations, specifically those in Georgia, we may be subject to changing taxation policies including the possible imposition of confiscatory excess profits, production, remittance, export and other taxes. While we are not aware of any recent or proposed tax changes which could materially adversely affect our operations, such changes could occur although we have negotiated economic stabilization clauses in our production sharing contracts in Georgia and all current taxes are payable from the State’s share of petroleum produced under the production sharing contracts.

We have identified material weaknesses in our internal controls over financial reporting which, if not remediated, may adversely affect our ability to timely and accurately meet our financial reporting responsibilities.
      As reported in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2004 and subsequently in our Quarterly Reports on Form 10-Q, as amended, for the fiscal quarters ended March 31, 2005 and June 30, 2005, we identified a number of deficiencies that were symptomatic of and contributed to the overall material weakness relating to the financial statement close process identified in our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004. We also identified a material weakness relating to sufficient controls being in place to ensure adequate review of the application of generally accepted accounting principles relating to non-routine transactions, estimates and financial statement disclosures. As indicated in the June 30, 2005 Quarterly Report, we have remediated several of such deficiencies and have undertaken a process to remediate the remaining deficiencies; however, our failure to complete this remediation process may adversely affect our ability to accurately report our financial results in a timely manner.
Risks Associated with our Industry.

We May Be Required To Write-Off Unsuccessful Properties And Projects.
      In order to realize the carrying value of our oil and gas properties and ventures, we must produce oil and gas in sufficient quantities and then sell such oil and gas at sufficient prices to produce a profit. We have a number of unevaluated oil and gas properties. The risks associated with successfully developing unevaluated oil and gas properties are even greater than those associated with successfully continuing development of producing oil and gas properties, since the existence and extent of commercial quantities of oil and gas in unevaluated properties have not been established. We could be required in the future to write-off our investments in additional projects, including the Ninotsminda Field project, if such projects prove to be unsuccessful.

Our Oil And Gas Activities Involve Risks, Many Of Which Are Beyond Our Control.
      Our exploration, development and production activities are subject to a number of factors and risks, many of which may be beyond our control. We must first successfully identify commercial quantities of oil and gas, which is inherently subject to many uncertainties. Thereafter, the development of an oil and gas deposit can be affected by a number of factors which are beyond the operator’s control, such as:

•	unexpected or unusual geological conditions;

•	the recoverability of the oil and gas on an economic basis;

•	the availability of infrastructure and personnel to support operations;

•	labor disputes;

•	local and global oil prices; and

•	government regulation and legal and political uncertainties.
      Our activities can also be affected by a number of hazards, such as:

•	natural phenomena, such as bad weather and earthquakes;

•	operating hazards, such as fires, explosions, blow-outs, pipe failures and casing collapses; and

•	environmental hazards, such as oil spills, gas leaks, ruptures and discharges of toxic gases.
Any of these factors or hazards could result in damage, losses or liability for us. There is also an increased risk of some of these hazards in connection with operations that involve the rehabilitation of fields where less than optimal practices and technology were employed in the past, as was often the case in the countries that were part of the former Soviet Union. We do not purchase insurance covering all of the risks and hazards or all of our potential liability that are involved in oil and gas exploration, development and production.

We May Have Conflicting Interests With Our Partners.
      Joint venture, acquisition, financing and other agreements and arrangements must be negotiated with independent third parties and, in some cases, must be approved by governmental agencies. These third parties generally have objectives and interests that may not coincide with ours and may conflict with our interests. Unless we are able to compromise these conflicting objectives and interests in a mutually acceptable manner, agreements and arrangements with these third parties will not be consummated. We may not have a majority of the equity in the entity that is the licensed developer of some projects that we may pursue in the countries that were a part of the former Soviet Union, even though we may be the designated operator of the oil or gas field. In these circumstances, the concurrence of co-venturers may be required for various actions. Other parties influencing the timing of events may have priorities that differ from ours, even if they generally share our objectives. Demands by or expectations of governments, co-venturers, customers, and others may affect our strategy regarding the various projects. Failure to meet such demands or expectations could adversely affect our participation in such projects or our ability to obtain or maintain necessary licenses and other approvals.

Our Operating Direct And Indirect Subsidiaries And Joint Ventures Require Governmental Registration.
      Operating entities in various foreign jurisdictions must be registered by governmental agencies, and production licenses and contracts for the development of oil and gas fields in various foreign jurisdictions must be granted by governmental agencies. These governmental agencies generally have broad discretion in determining whether to take or approve various actions and matters. In addition, the policies and practices of governmental agencies may be affected or altered by political, economic and other events occurring either within their own countries or in a broader international context.

We Are Affected By Changes In The Market Price Of Oil And Gas.
      Prices for oil and natural gas and their refined products are subject to wide fluctuations in response to a number of factors which are beyond our control, including:

•	global and regional changes in the supply and demand for oil and natural gas;

•	actions of the Organization of Petroleum Exporting Countries;

•	weather conditions;

•	domestic and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political conditions and terrorist activity in the Middle East, Central Asia and elsewhere; and

•	overall global and regional economic conditions.
A reduction in oil prices can affect the economic viability of our operations. There can be no assurance that oil prices will be at a level that will enable us to operate at a profit. We may also not benefit from rapid increases in oil prices as the market for the levels of crude oil produced in Georgia by Ninotsminda Oil Company Limited can in such an environment be relatively inelastic. Contract prices are often set at a specified price determined with reference to world market prices (often based on the average of a number of quotations for a “marker” crude including Dated Brent Mediterranean or Urals Mediterranean at the time of sale) subject to appropriate discounts for transportation and other charges which can vary from contract to contract.

Our Actual Oil And Gas Production Could Vary Significantly From Reserve Estimates.
      Estimates of oil and natural gas reserves and their values by petroleum engineers are inherently uncertain. These estimates are based on professional judgments about a number of elements:

•	the amount of recoverable crude oil and natural gas present in a reservoir;

•	the costs that will be incurred to produce the crude oil and natural gas; and

•	the rate at which production will occur.
Reserve estimates are also based on evaluations of geological, engineering, production and economic data. The data can change over time due to, among other things:

•	additional development activity;

•	evolving production history; and

•	changes in production costs, market prices and economic conditions.
As a result, the actual amount, cost and rate of production of oil and gas reserves and the revenues derived from sale of the oil and gas produced in the future will vary from those anticipated in the reports on the oil and gas reserves prepared by independent petroleum consultants at any given point in time. The magnitude of those variations may be material. The rate of production from crude oil and natural gas properties declines as reserves are depleted. Except to the extent we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional productive zones in existing wells or secondary recovery reserves, our proved reserves will decline as reserves are produced. Future crude oil and natural gas production is therefore highly dependent upon our level of success in replacing depleted reserves.

Our Oil And Gas Operations Are Subject To Extensive Governmental Regulation.
      Governments at all levels, national, regional and local, regulate oil and gas activities extensively. We must comply with laws and regulations which govern many aspects of our oil and gas business, including:

•	exploration;

•	development;

•	production;

•	refining;

•	marketing;

•	transportation;

•	occupational health and safety;

•	labor standards; and

•	environmental matters.
We expect the trend towards more burdensome regulation of our business to result in increased costs and operational delays. This trend is particularly applicable in developing economies, such as those in the countries that were a part of the former Soviet Union where we have our principal operations. In these countries, the evolution towards a more developed economy is often accompanied by a move towards the more burdensome regulations that typically exist in more developed economies.

We Face Significant Competition.
      The oil and gas industry, including the refining and marketing of crude oil products, is highly competitive. Our competitors include integrated oil and gas companies, government owned oil companies, independent oil and gas companies, drilling and income programs, and wealthy individuals. Many of our competitors are large, well-established, well-financed companies. Because of our small size and lack of financial resources, we may not be able to compete effectively with these companies.

Our Profitability May Be Subject To Changes In Interest Rates.
      Our profitability may also be adversely affected during any period of unexpected or rapid increase in interest rates. While we currently have only limited amounts of long term debt, increases in interest rates may adversely affect our ability to raise debt capital to the extent that our income from operations will be insufficient to cover debt service.
Risks Associated with our Stock.

Limited Trading Volume In Our Common Stock May Contribute To Price Volatility.
      Our common stock is listed for trading on the Oslo Stock Exchange (“OSE”) in Norway, and on the American Stock Exchange (“AMEX”) in New York. Prior to the listing on the AMEX, our stock was traded on the Over the Counter Bulletin Board in the United States and on the OSE. During the 9 months ended September 30, 2005, the average daily trading volume for our common stock on the OSE was 3,379,135 shares and 1,868,908 shares on the AMEX both as reported by Yahoo and the closing price of our stock during such period ranged from a low of NOK 4.45 and $0.66 to a high of NOK 14.10 and $2.25 on the OSE and AMEX, respectively, as reported by Yahoo. As a relatively small company with a limited market capitalization, even if our shares are more widely disseminated, we are uncertain as to whether a more active trading market in our common stock will develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

The Price Of Our Common Stock May Be Subject To Wide Fluctuations.
      The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in our results of operations, changes in earnings estimates by analysts, changing conditions in the oil and gas industry or changes in general market, economic or political conditions.

We Do Not Anticipate Paying Cash Dividends In The Foreseeable Future.
      We have not paid any cash dividends to date on the common stock and there are no plans for such dividend payments in the foreseeable future.

We Have A Significant Number Of Shares Eligible For Future Sale.
      At October 14, 2005, we had 222,573,283 shares of common stock outstanding of which 940,210 shares were held by affiliates. In addition, at October 14, 2005, we had 45,270 shares issuable upon exchange of CanArgo Oil & Gas Inc. Exchangeable Shares without receipt of further consideration; 9,655,000 shares of common stock subject to outstanding options granted under certain stock option plans (of which 5,698,000 shares were vested at October 14, 2005); 2,300,000 shares issuable upon exercise of outstanding warrants; up to 2,451,419 shares of common stock reserved for issuance under our existing option plans; up to 41,487,011 shares reserved for issuance in connection with certain existing contractual arrangements, including 27,777,772 shares upon conversion of the Senior Secured Notes and 1,521,739 issuable upon conversion of the Ozturk Convertible Loan. All of the shares of common stock held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act of 1933. The shares of common stock issuable upon exercise of the stock options have been registered under the Securities Act. In addition, the 41,487,011 shares issued and issuable pursuant to contractual arrangements, including under the Senior Secured Notes and the Ozturk Convertible Loan, are subject to certain registration rights and, therefore, will be eligible for resale in the public market after the registration statement covering such shares of which this prospectus forms a part has been declared effective. Sales of shares of common stock under Rule 144 or pursuant to a registration statement could have a material adverse effect on the price of the common stock and could impair our ability to raise additional capital through the sale of our equity securities.

Our Ability To Incur Additional Indebtedness Is Restricted Under the Terms of the Senior Secured Notes.
      Pursuant to the terms of the Note Purchase Agreement entered into by and between CanArgo and the purchasers of the Senior Secured Notes, we may not incur future indebtedness or issue additional senior or pari passu indebtedness, except with the prior consent of the beneficial holders of at least 51% of the outstanding principal amount of the Senior Secured Notes or in limited permitted circumstances. The definition of indebtedness in the Note Purchase Agreement encompasses all customary forms of indebtedness, including, without limitation, liabilities for deferred consideration, liabilities for borrowed money secured by any lien or other specified security interest (except permitted liens), liabilities in respect of letters of credit or similar instruments (excluding letters of credit which are 100% cash collateralized) and guarantees in relation to such forms of indebtedness (excluding parent company guarantees provided by CanArgo in respect of the indebtedness or obligations of any of our subsidiaries under any Basic Documents (as defined in the Note Purchase Agreement)).

Our Ability To Make Future Stock Issuances, The Terms of the Senior Secured Notes And The Provisions Of Delaware Law Could Have Anti-Takeover Effects.
      Our board of directors may at any time issue additional shares of preferred stock and common stock without any prior approval by the stockholders, which might impair or impede a third party from making an offer to acquire us. Holders of outstanding shares have no right to purchase a pro rata portion of additional shares of common or preferred stock issued by us. Further, under the terms of the Senior Secured Notes, in the event of a “Change of Control” or a “Control Event” we are required to offer to prepay the Senior Secured Notes which might also dissuade a third party from making an acquisition offer. See “The Selling Stockholders — Senior Secured Notes — Mandatory Prepayment” in this prospectus for the definition of “Change of Control” and “Control Event”. In addition, the provisions of Section 203 of the Delaware General Corporation Law, to which we are subject, places certain restrictions on third parties who seek to effect a business combination with a company opposed by our board of directors. See the sections entitled “Selling Stockholders — Senior Secured Notes” and “Section 203 of The Delaware General Corporation Law” in this prospectus.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus, including the documents that are incorporated by reference as set forth herein under the section entitled “Information Incorporated by Reference,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this prospectus, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this prospectus. Important factors that could cause such a difference are discussed in this prospectus, particularly in the section entitled “Risk Factors”. You are cautioned not to place undue reliance on the forward-looking statements.
      Few of the forward-looking statements in this prospectus, including the documents that are incorporated by reference, deal with matters that are within our unilateral control. Joint venture, acquisition, financing and other agreements and arrangements must be negotiated with independent third parties and, in some cases, must be approved by governmental agencies. These third parties generally have interests that do not coincide with ours and may conflict with our interests. Unless the third parties and we are able to compromise their various objectives in a mutually acceptable manner, agreements and arrangements will not be consummated.
      Although we believe our expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:

•	the market prices of oil and gas;

•	uncertainty of drilling results, reserve estimates and reserve replacement;

•	operating uncertainties and hazards;

•	economic and competitive conditions;

•	natural disasters and other changes in business conditions;

•	inflation rates;

•	legislative and regulatory changes;

•	financial market conditions;

•	accuracy, completeness and veracity of information received from third parties;

•	wars and acts of terrorism or sabotage;

•	political and economic uncertainties of foreign governments; and

•	future business decisions.
In light of these risks, uncertainties and assumptions, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.
USE OF PROCEEDS
      We will not receive any proceeds from sales of the shares of common stock covered by this prospectus. We will, however, receive the proceeds from the exercise of the Ozturk Warrant in the amount of $1,260,000, assuming the entire Warrant is exercised. See “Recent Developments” and “The Selling Stockholders — Ozturk Shares” herein. All such proceeds will be used for our working capital purposes.
THE SELLING STOCKHOLDERS
Senior Secured Notes
      Of the 42,459,511 shares being offered under this prospectus, up to 27,777,772 shares, subject to adjustment, will be acquired by the holders of the Senior Secured Notes. On July 25, 2005, we entered into a Note Purchase Agreement with a group of private investors (the “Purchasers”) all of whom qualified as “accredited investors” under Rule 501(a) promulgated under the Securities Act. Pursuant to the Note Purchase Agreement, we issued a note due July 25, 2009 in the aggregate principal amount of $25 million to Ingalls & Snyder LLC, as nominee for the Purchasers, in a transaction intended to qualify for an exemption from registration under the Securities Act pursuant to Section 4(2) thereof and Regulation D promulgated thereunder. For purposes hereof each of the Purchasers is deemed a beneficial holder of the Note and such Purchasers may each be assigned their own Senior Secured Note as provided in the Note Purchase Agreement and, accordingly, all such Senior Secured Notes are referred to herein collectively as the “Senior Secured Note” and any such Purchaser or its assignee is referred to herein as a holder of the Senior Secured Note.

      Interest. The unpaid principal balance under the Senior Secured Note bears interest (computed on the basis of a 360-day year of twelve 30-day months) (a) at increasing rates ranging from 3% from the date of issuance to December 31, 2005; 10% from January 1, 2006 until December 31, 2006; and 15% from January 1, 2007 until final payment, payable semi-annually, on June 30th and December 30th, commencing December 30, 2005, until the principal shall have become due and payable and (b) at 3% above the applicable rate on any overdue payments of principal and interest.
      Optional Prepayments. We may, at our option, upon at least not less than 90 days and not more than 120 days prior written notice, prepay at any time and from time to time after July 31, 2006, all or any part of the Senior Secured Note, in a principal amount of not less than $100,000 at the following Redemption Prices (expressed as percentages of the principal amount so prepaid): 105% after July 31, 2006; 104% after January 1, 2007; 103% after July 1, 2007; 102% after January 1, 2008; 101% after July 1, 2008, and 100% after January 1, 2009, together with all accrued and unpaid interest.
      Mandatory Prepayment. We are required to offer to prepay all, but not less than all, of the Senior Secured Note, on not less than 15 business days prior written notice, in the event of an occurrence of a Change of Control or Control Event. “Change in Control” is defined to mean (a) if CanArgo shall at any time cease to be a publicly held company or cease to have its capital stock traded on an exchange or (b) a transaction or series of related transactions pursuant to which (i) at least fifty-one percent (51%) of the outstanding shares of CanArgo’s common stock or, on a fully diluted basis, shall subsequent to July 25, 2005 be owned by any person which is not related to or affiliated with CanArgo, (ii) if CanArgo merges into or with, consolidates with or effects any plan of share exchange or other combination with any person which is not related to or affiliated with CanArgo, or (iii) if CanArgo disposes of all or substantially all of its assets other than in the ordinary course of business and “Control Event” is defined to mean (i) the execution by CanArgo or any material subsidiary of CanArgo which has guaranteed the indebtedness evidenced by the Note (a “CanArgo Group Member”) of any agreement or letter of intent with respect to any proposed transaction or event or series of transactions or events which, individually or in the aggregate, may reasonably be expected to result in a Change in Control, or (ii) the execution of any written agreement which, when fully performed by the parties thereto, would result in a Change in Control.
      Conversion. The Senior Secured Note is convertible any time, in whole or in part, at the option of the Note holder, into shares of CanArgo common stock (“Conversion Stock”) at a conversion price per share of $0.90 (the “Conversion Price”), which is subject to adjustment: (a) if CanArgo issues any equity securities (other than pursuant to the granting of employee stock options pursuant to shareholder approved employee stock option plans or existing outstanding options, warrants and convertible securities) at a price per share of less than $0.90 per share net of all fees, costs and expenses in which case the Conversion Price will be reset to such lower price and (b) in connection with any stock split, stock dividend, reverse stock split, reclassification, recapitalization, combination, merger, consolidation or any similar transaction, in which case the Conversion Price and number of shares of Conversion Stock will be appropriately adjusted to reflect any such event, such that the holders of the Senior Secured Note will receive upon conversion the identical number of shares of common stock or other consideration or property to be received by the holders of the common stock as if the holders had converted the Senior Secured Note immediately prior to any such event as such amount would then be adjusted by reason of such stock split, stock dividend, reverse stock split, reclassification, recapitalization, combination, merger, consolidation or other similar transaction. No fractional shares of common stock shall be issued upon any conversion; instead the Conversion Price shall be appropriately adjusted so that holders shall receive the nearest whole number of shares upon any conversion.
      In connection with the execution and delivery of the Note Purchase Agreement, we entered into a Registration Rights Agreement with the Purchasers pursuant to which we agreed to register the Conversion Stock for resale under the Securities Act.
      Security. Payment of all amounts due and payable under the Note Purchase Agreement, the Senior Secured Note and all related agreements (collectively, the “Loan Documents”) is secured by a security interest in all of our assets, including our principal Guernsey bank account, as well as, guarantees from each other CanArgo Group Member and pledges of all of the outstanding capital stock of Ninotsminda Oil Company Limited, a limited liability company incorporated under the laws of the Republic of Cyprus; CanArgo Limited, a company incorporated under the laws of the Bailiwick of Guernsey; and Tethys Petroleum Investments Limited, a company incorporated under the laws of the Bailiwick of Guernsey, each of which is an indirect subsidiary of CanArgo. If we form or acquire a Material Subsidiary (as defined in the Note Purchase Agreement) we shall cause such Subsidiary to execute a Subsidiary Guaranty (other than for certain excepted companies and legal entities) and thereby become a CanArgo Group Member subject to the provisions of the Note Purchase Agreement.
      Covenants. Under the terms of the Note Purchase Agreement we are subject to certain affirmative and negative covenants, which can be waived by the beneficial holders of at least 51% of the outstanding principal amount of the Senior Secured Note (the “Required Holders”), including the following affirmative and negative covenants, respectively: (a) providing current information regarding CanArgo and rights of inspection; compliance with laws; maintenance of corporate existence, insurance and properties; payment of taxes; providing additional security; payment of counsel fees for the Purchasers (not in excess of $100,000) and a placement fee of $250,000; and termination of the Equity Line of Credit, and (b) restrictions on: transactions with affiliates; mergers, consolidations and sales of all of CanArgo’s assets; liens (except for certain permitted liens); additional indebtedness, including senior or pari passu indebtedness (other than certain permitted indebtedness); changes in our line of business; certain types of payments; sale-and leasebacks; sales of assets other than in the ordinary course of business; canceling, terminating, waiving or amending provisions of, or selling any interests in (other than under certain circumstances) any of the Basic Agreements (as defined in the Note Purchase Agreement); and adopting any anti-take-over defenses except as permitted by the Note Purchase Agreement. We are not subject to any financial covenants, such as the maintenance of minimum net worth or fixed charge coverage ratios, other than the restriction on our ability to incur additional Indebtedness.
      Events of Default. An “Event of Default” shall exist if one or more of the following occurs and is continuing: (i) failure to pay when due any principal and, after 5 days, any interest, payable under the Senior Secured Note or any Security Document; (ii) default in the performance of certain enumerated covenants; (iii) default in the performance or compliance with any other terms which remains unremedied for 30 days after the earlier of a Responsible Officer first obtaining actual and not constructive knowledge of the default or the receipt of notice; (iv) any representation or warranty made in writing on behalf of CanArgo or any other CanArgo Group Member proves to have been false or incorrect in any material respect; (v) customary events involving bankruptcy, insolvency or reorganization; (vi) the entry of a final judgment or judgments in excess of $2,500,000 (uncovered by insurance), which is not discharged or settled; (vii) violations of The Employee Retirement Act of 1976, as amended (“ERISA”) or the Internal Revenue Code of 1986, as amended, under funding of accrued benefit liabilities and other matters relating to employee benefit plans subject to ERISA or foreign pension plans; (viii) any Loan Document ceases to be in full force and effect (except in accordance with its terms) or its validity is challenged by CanArgo or any affiliate; (ix) CanArgo or any other CanArgo Group Member modifies its Charter Document which results in a Default or Event of Default or will adversely affect the rights of Noteholders; or (x) a change occurs in the consolidated financial condition of CanArgo or in the physical, operational or financial status of the Properties (as defined in the Note Purchase Agreement), which change has a Material Adverse Effect (as defined in the Note Purchase Agreement).
      Other than for certain Events of Default that will result in an automatic acceleration without notice, such as bankruptcy, if an Event of Default occurs and is continuing, the Required Holders may at any time at its or their option, by notice to CanArgo, declare all outstanding Senior Secured Notes to be immediately due and payable and holders of the Senior Secured Note may proceed to enforce their rights under the Loan Documents at law or in equity. CanArgo is responsible for the payment of all costs of collection, including all reasonable legal fees actually incurred in connection therewith.
      Miscellaneous. The Note Purchase Agreement, the Senior Secured Note, the Security Agreement, the Subsidiary Guaranty and the Registration Rights Agreement are all governed by New York Law and the CanArgo Group Members parties thereto subject themselves to the jurisdiction of New York Courts and waive the right to jury trial. The Pledge Agreements and the Security Interest Agreement relating to CanArgo’s bank account are governed by the laws of the Bailwick of Guernsey and the Republic of Cyprus, as provided therein.
Ozturk Shares
      As described in “Recent Developments” above, pursuant to an agreement entered into in August 2004, Mr. Salahi Ozturk, a foreign national, has the right to acquire 1,521,739 shares of CanArgo common stock upon conversion of the Ozturk Convertible Loan (“Conversion Stock”), subject to adjustment. Furthermore, under the terms of the Agreement Mr Ozturk has received a warrant to acquire 2,000,000 shares of CanArgo common stock, subject to adjustment, upon exercise. The warrant was issued and the shares of common stock issuable upon exercise of the warrant as well as the Ozturk Conversion Stock will be issued in transactions intended to qualify for the exemption from registration afforded by Section 4(2) of the Securities Act and Regulation S promulgated under such Act. All such shares of common stock are included herein.
Tethys Shares
      As described in “Recent Developments” above, on June 9, 2005 we concluded a transaction to acquire the interests of Provincial Securities Limited (“Provincial”) and Vando International Finance Limited (“Vando”) in Tethys Petroleum Investments Limited (“Tethys”). In consideration for its shares in Tethys, Provincial was issued with 5,500,000 restricted shares of common stock. Mr. Russell Hammond, a CanArgo director, is an Investment Advisor of Provincial. Mr. Hammond disclaims beneficial ownership of the Provincial shares. In consideration for its shares in Tethys, Vando was issued with 5,500,000 restricted shares of common stock. Mr Salahi Ozturk is the principal who holds investment control in Vando. On the basis of the closing price of the CanArgo stock on the American Stock Exchange Transactions Tape on June 7, 2005 of $0.76 the total stock issued to Provincial and Vando was valued at $8,360,000. The shares were issued in a transaction intended to qualify for an exemption from registration under the Securities Act afforded by Regulation S promulgated thereunder.
CEOcast Inc Shares
      On November 17, 2004, we entered into a consultancy agreement with CEOcast Inc, an unaffiliated New York corporation, of which Mr Michael Wachs holds investment control. Under the terms of the consultancy agreement, CEOcast Inc provides various investor relations services and strategic advice to us. As part of the compensation for its services, CEOcast Inc received 80,000 restricted shares of our common stock on February 10, 2005, in an arms length transaction. On May 17, 2005, we entered into a further consultancy agreement with CEOcast Inc and on June 6, 2005, we issued a further 80,000 restricted shares of our common stock, also as compensation for its services and in an arms length transaction. On the basis of the closing price of the Company’s common stock on February 10, 2005 of $1.38 and on June 6, 2005 of $0.78, the aggregate stock issued to CEOcast Inc was valued at $172,800. The shares were issued in transactions intended to qualify for an exemption from registration under the Securities Act afforded by Section 4(2).
      Our registration of the shares does not necessarily mean that any selling stockholder will sell any or all of its shares at any time or from time to time in one or more transactions.

      The following table sets forth the number of shares owned by each of the selling stockholders. All information contained in the table below is based upon their beneficial ownership as of October 1, 2005. The shares registered for sale hereby are restricted and not available for trading on The American Stock Exchange or on the Oslo Stock Exchange until a Registration Statement filed with the SEC becomes effective or such shares can otherwise be offered and sold in transactions exempt from the registration requirements of the Securities Act. The following table assumes that all of the shares being registered will be sold. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. As of October 14, 2005, we had an aggregate of 222,573,283 common shares outstanding.

			Percentage of
			Outstanding
	Shares		Shares					Percentage of
	Beneficially		Beneficially		Shares to be	Shares Owned		Common Stock
	Owned Prior to		Owned Before		Sold in the	After the		Owned After the
Name of Selling Stockholder	Offering		Offering (%)(1)		Offering	Offering		Offering (%)

Salahi Ozturk	10,121,739	(2)	4.56	(4)	3,521,739	6,600,000	(4)	2.9	(4)
Provincial Securities Limited	6,520,000	(3)	2.94		5,500,000	1,020,000		*
Vando International Finance Limited	5,500,000	(4)	2.48		5,500,000	—		—
CEOcast Inc	240,000	(5)	*		160,000	80,000		*
Ingalls & Snyder Value Partners L.P.	21,755,255	(6)(7)	9.77		15,555,555	6,644,144	(7)	2.99
Nikolaos D Monoyios IRA	4,601,433	(6)(8)	2.07		3,333,333	1,268,100	(8)	*
Thomas L Gipson	9,403,333	(6)(9)	4.22		2,222,222	7,181,111	(9)	3.23
Arthur Koenig	2,322,222	(6)	1.04		2,222,222	100,000		*
Thomas L Gipson IRA	9,403,333	(6)(10)	4.22		1,111,111	8,292,222	(10)	3.73
Evan Janovic	1,499,999	(6)(11)	*		611,111	888,888	(11)	*
Ablin Family Trust	555,555	(6)	*		555,555	—		*
Fledgling Associates, LLC	555,555	(6)	*		555,555	—		*
Adam Janovic	1,062,055	(6)(12)	*		444,444	617,611	(12)	*
Neil Janovic	1,055,555	(6)(13)	*		444,444	611,111	(13)	*
Anthony Corso	277,777	(6)(14)	*		277,777	—		*
John Gilmer IRA	277,777	(6)(14)	*		277,777	—		*
Martin Soloman	166,666	(6)(15)	*		166,666	—		*

Totals	75,318,254		33.8%	(1)	42,459,511	33,303,187		15%	(1)

(1)	Applicable percentage of ownership is based on 222,573,283 shares of common stock outstanding as of October 14, 2005.

(2)	Represents 2,000,000 shares of common stock issuable on exercise of warrants issued to Mr Ozturk on August 27, 2004 and 1,521,739 shares of common stock issuable upon conversion of the $1,000,000 Ozturk Convertible Loan, 5,500,000 shares of common stock issued to Vando over which Mr. Ozturk holds investment control and a further 1,100,000 shares of common stock beneficially owned by Mr. Ozturk.

(3)	Represents shares issued on June 9, 2005 to Provincial in connection with the acquisition of Provincial’s shares in Tethys. Mr. Russell Hammond, a CanArgo director, is an Investment Advisor of Provincial. Mr. Hammond disclaims beneficial ownership of the Provincial shares.

(4)	Represents shares issued on June 9, 2005 to Vando in connection with the acquisition of Vando’s shares in Tethys. Mr. Salahi Ozturk is the principal who controls Vando and, accordingly, Vando’s shares are included in the total number of shares beneficially owned by Mr. Ozturk.

(5)	Represents 160,000 shares issued on February 10, 2005 and June 6, 2005 pursuant to the Consultancy Agreement between CEOcast Inc and CanArgo and an additional 80,000 shares of CanArgo common stock beneficially held by CEOcast Inc which were previously registered for resale under the Securities Act in a Registration Statement on Form S-3 (Reg. No. 333-115261).

(6)	Represents shares of common stock issuable upon conversion of Senior Secured Notes issued on July 25, 2005.

(7)	Includes 129,700 shares and 6,070,000 shares beneficially owned respectively by Messrs. Thomas O. Boucher and Robert L. Gipson, General Partners. Ingalls & Snyder LLC has dispositive authority over 15,555,555 shares and Messrs. Gipson and Boucher share voting authority over the shares.

(8)	Includes 500,000 shares beneficially owned by Mr. Monoyios’ wife.

(9)	Includes 1,111,111 shares owned in an Individual Retirement Account and 6,070,000 shares beneficially owned by Robert L. Gipson, Mr. Gipson’s brother.

(10)	Includes 2,222,222 shares owned by Mr. Gipson directly and 6,070,000 shares beneficially owned by Robert L. Gipson, Mr. Gipson’s brother.

(11)	Includes 444,444 shares beneficially owned by Neil Janovic, Mr. Janovic’s brother and 444,444 shares beneficially owned by Adam Janovic, Mr. Janovic’s son. Ingalls & Snyder LLC shares dispositive power over 611,111 shares.

(12)	Includes 611,111 shares beneficially owned by Evan Janovic, Mr. Janovic’s father and 6,500 shares beneficially owned by other family members.

(13)	Includes 611,111 shares beneficially owned by Evan Janovic, Mr. Janovic’s brother. Ingalls & Snyder LLC shares dispositive power over 444,444 shares.

(14)	Thomas O. Boucher has shared dispositive power over such shares.

(15)	Ingalls & Snyder LLC shares dispositive power over these shares.

*	Less than one percent.
      This prospectus also covers any additional shares of common stock that become issuable in connection with the outstanding shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock and such indeterminate number of shares of common stock as may from time to time be issued at indeterminate prices upon conversion of the Notes, the Ozturk Convertible Loan and Ozturk Warrant in accordance with the anti-dilution adjustment provisions contained in the Notes, such Loan and Ozturk Warrant.
LIMITATION OF LIABILITY AND INDEMNIFICATION
Limitation of Liability
      Our Certificate of Incorporation limits or eliminates the liability of our directors or officers to us or our stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Delaware law provides that a director of CanArgo will not be personally liable to CanArgo or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty; (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (3) for the payment of unlawful dividends and some other actions prohibited by Delaware corporate law; and (4) for any transaction resulting in receipt by the director of an improper personal benefit.
Indemnification
      Delaware General Corporation Law provides that a corporation may indemnify its present and former directors, officers, employees and agents (each, an “indemnitee”) against all reasonable expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement incurred in an action, suit or proceeding, other than in actions initiated by or in the right of the corporation, to which the indemnitee is made a party by reason of service as a director, officer, employee or agent, if such individual acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation shall indemnify an indemnitee to the extent that he or she is successful on the merits or otherwise in the defense of any claim, issue or matter associated with an action, suit or proceeding, including one initiated by or in the right of the corporation. Our Bylaws provide for indemnification of directors and officers to the fullest extent permitted by Delaware General Corporation Law.
      Delaware General Corporation Law allows and our Bylaws provide for the advance payment of an indemnity for expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.
      Our directors and officers are insured, under policies of insurance maintained by us, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons who may control us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW
      Section 203 of the Delaware General Corporation Law, which is applicable to CanArgo as a Delaware corporation, prohibits various business combinations between a Delaware corporation and an “interested stockholder,” that is, anyone who beneficially owns, alone or with other related parties, at least 15% of the outstanding voting shares of a Delaware corporation. Business combinations subject to Section 203 include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and some transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. Section 203 prohibits this type of business combination for three years after a person becomes an interested stockholder, unless:

•	the business combination is approved by the corporation’s board of directors prior to the date the person becomes an interest stockholder;

•	the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by specified employee stock plans, in the transaction in which it becomes an interested stockholder; or

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
PLAN OF DISTRIBUTION
      Under the terms of the private placements, the shares registered for sale hereby are restricted and not available for trading on the AMEX or the OSE until after a Registration Statement filed with SEC becomes effective or offers and sales of such shares are otherwise exempt from the registration requirements of the Securities Act. Thereafter, the shares may be sold or distributed from time to time by the selling stockholders named in this prospectus, by their donees, pledgees or transferees, or by their other successors in interest. The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices at the time of sale, at negotiated prices, or at fixed prices, which may be changed. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed purchase of shares, whether the purchase is to be made directly or through agents. We are not aware that any of the selling stockholders have entered into any arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock. The registration rights available to selling stockholders after the Registration Statement becomes effective shall terminate at such time as all shares qualified by this Registration Statement are sold by the selling stockholder in accordance with this prospectus or in accordance with the provisions of Rules 144, 144A or their equivalent under the Securities Act, or have been sold pursuant to a transaction effected through the facilities of the OSE in accordance with the provisions of Rule 904 or are otherwise freely transferable without restriction under applicable United States securities laws.
      The selling stockholders may offer their shares, subject to the restrictions outlined above, at various times in one or more of the following transactions:

•	in ordinary brokers’ transactions and transactions in which the broker solicits purchasers;

•	in transactions including block trades, in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;

•	in transactions “at the market” to or through market makers in the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

•	through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

•	an exchange distribution in accordance with the rules of such exchange;

•	in privately negotiated transactions;

•	in transactions to cover short sales; or

•	in a combination of any of the foregoing transactions.
In addition, the selling stockholders also may sell their shares in private transactions or in accordance with Rules 144, 144A or 904 under the Securities Act rather than under this prospectus.
      From time to time, one or more of the selling stockholders may pledge or grant a security interest in some or all of the shares owned by them. If the selling stockholders default in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares from time to time. The selling stockholders also may transfer and donate shares in other circumstances. The number of shares beneficially owned by selling stockholders who donate or otherwise transfer their shares will decrease as and when the selling stockholders take these actions. The plan of distribution for the shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees or other successors in interest will be selling stockholders for purposes of this prospectus. The selling stockholders may use brokers, dealers, underwriters or agents to sell their shares. The persons acting as broker, dealers or agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling stockholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as a principal, or both. The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the offer and sale of the shares may deemed to be “underwriters” within the meaning of the Securities Act in connection with the sale of their shares of common stock. Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, selling stockholders and persons participating in the offer and sale of their shares will be subject to the prospectus delivery requirements of the Securities Act.
      Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. We will pay the entire expenses incidental to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling stockholders and their controlling persons against certain liabilities, including liabilities under the Securities Act.
      The selling stockholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. Accordingly, except as noted below, the selling stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. All of the above may affect the marketability of the securities and the availability of any person or entity to engage in market-making activities with respect to the securities.
      Under our agreements with the selling stockholders, we are required to bear the expenses relating to the registration of this offering. We estimate that the expenses of the offering to be borne by us will be approximately $86,000. The selling stockholders will bear any underwriting discounts or commissions, brokerage fees, stock transfer taxes and fees of their legal counsel. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify us against certain liabilities in connection with the offer of the shares, including liabilities arising under the Securities Act.
      If we are notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act. In addition, if we are notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.
      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.
      The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus.
LEGAL MATTERS
      The validity of the shares of common stock offered hereby has been passed upon for us by Satterlee Stephens Burke & Burke LLP, New York, New York.
EXPERTS
      The consolidated financial statements of CanArgo Energy Corporation for 2003 and 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of

December 31, 2004 incorporated in this prospectus by reference from CanArgo Energy Corporation’s Annual Report on Form 10-K and amended Annual Report on Form 10-K/A for the year ended December 31, 2004, which, have been audited by LJ Soldinger Associates LLC, independent registered public accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements for the year ended December 31, 2002 incorporated in this prospectus by reference to the Annual Report on Form 10-K, as amended, of CanArgo Energy Corporation for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The oil and gas reserve data incorporated by reference to our Annual Report on Form 10-K for the year ended December, 31, 2004, has been prepared by Oilfield Production Consultants and such reserve report dated January 1, 2005 has been incorporated herein in reliance upon the authority of such firm as experts in estimating proved oil and gas reserves.
WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the information and reporting requirements of the Exchange Act under which we file periodic reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy any document we file at the SEC’s public reference rooms at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission’s Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s Internet site at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that we file electronically.
      This prospectus is part of a registration statement that we filed with the SEC (registration number 333-127841). The registration statement contains more information than this prospectus regarding CanArgo Energy Corporation and our common stock, including certain exhibits. You can get a copy of the registration statement from the SEC at the addresses listed above or from its Internet site.
      Our common stock is listed on the Oslo Stock Exchange in Norway under the symbol “CNR” and also on The American Stock Exchange under the symbol “CNR”. Information about us is also available at the Oslo Stock Exchange website (www.ose.no), and at the offices of The American Stock Exchange, 86 Trinity Place, New York, NY 10005.
DOCUMENTS INCORPORATED BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities has been completed:

•	Annual Report on Form 10-K for the year ended December 31, 2004, as amended

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, as amended

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, as amended

•	The description of CanArgo’s common stock contained in Form 8-A/12B dated April 19, 2004

•	Revised Definitive Proxy Materials dated March 18, 2005

      We will provide without charge to each person to whom a copy of this prospectus is delivered, upon request, a copy of the foregoing documents (without exhibits). Written or telephone requests for such copies should be directed to the Corporate Secretary, CanArgo Energy Corporation, PO Box 291, St Peter Port, Guernsey, GY1 3RR, British Isles, +(44) 1481 729 980.
      You should rely only on the information contained in this prospectus and any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.

CANARGO ENERGY CORPORATION
42,459,511 Shares
Common Stock

PROSPECTUS

 •  , 2005

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 16.	Exhibits.

†5	.1	Opinion of Satterlee Stephens Burke & Burke LLP
†23	.1	Consent of Satterlee Stephens Burke & Burke LLP to the use of their opinion with respect to the legality of the securities being registered (included in opinion to be filed as Exhibit 5.1)
†23	.2	Consent of L J Soldinger Associates LLC

†23	.3	Consent of PricewaterhouseCoopers LLP

†	Filed herewith

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in St. Peter Port, Guernsey, British Isles, on October 19, 2005.

CANARGO ENERGY CORPORATION

By:	/s/ Richard J. Battey

Richard J. Battey
Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Richard J. Battey Richard J. Battey, Chief Financial Officer	Date: October 19, 2005

By:	/s/ David Robson* David Robson, Chairman of the Board, President and Chief Executive Officer and Director	Date: October 19, 2005

By:	/s/ Vincent McDonnell* Vincent McDonnell, Executive Director, Chief Operating Officer and Chief Commercial Officer	Date: October 19, 2005

By:	/s/ Russ Hammond* Russell Hammond, Director	Date: October 19, 2005

By:	/s/ Nils N. Trulsvik* Nils N. Trulsvik, Director	Date: October 19, 2005

By:	/s/ Michael Ayre* Michael Ayre, Director	Date: October 19, 2005

*By:	/s/ Richard Battey Attorney in Fact

EXHIBIT INDEX

Filed
Herewith		Exhibit

X	5.1	Opinion of Satterlee Stephens Burke & Burke LLP

X	23.2	Consent of L J Soldinger Associates LLC

X	23.3	Consent of PricewaterhouseCoopers LLP